RECRUITER.COM GROUP, INC.
500 SEVENTH AVENUE
NEW YORK, NEW YORK 10018

December 23, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:
Recruiter.com Group, Inc.
Registration Statement on Form S-1 (File No. 333-261734)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Recruiter.com Group, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Monday, December 27, 2021, or as soon thereafter as possible.

Very Truly Yours,

RECRUITER.COM GROUP, INC.
/s/ Evan Sohn Evan Sohn
Chief Executive Officer